UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1/A

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

DESERT GATEWAY, INC.

(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	Commission File No.	26-2383102
(State or other jurisdiction of incorporation or organization)	000-53293	(IRS Employer Identification No.)

777 Third Avenue, 22nd Floor

New York, New York 10017

(Address of Principal Executive Offices)

212-940-6383

(Issuer’s Telephone Number)

Approximate Date of Mailing: December 12, 2012

DESERT GATEWAY, INC. 777 Third Avenue, 22nd Floor

New York, New York 10017

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about December 12, 2012 to the holders of record at the close of business on December 6, 2012 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Desert Gateway, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by that certain Plan and Agreement of Merger (the “Merger Agreement”)  dated December 12, 2012, by and among the Company, Retrophin, Inc. (“Retrophin”), a Delaware corporation, and Desert Gateway Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company pursuant to which the Company will issue to the stockholders of Retrophin an aggregate of 5,770,239 shares of  Common Stock of the Company.  Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to the Company.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On December 12, 2012, the Company entered into the Merger Agreement pursuant to which the Company agreed to issue 5,770,239 shares of the Company’s Common Stock to the Retrophin Shareholders in connection with the merger  of the Subsidiary with and into Retrophin, with Retrophin as the surviving entity.  As a result of the transactions set forth in the Merger Agreement, Retrophin became a wholly-owned subsidiary of the Company.  The Closing of the Merger Agreement will result in the Shareholders of Retrophin owning approximately 56.65% of the Company’s outstanding Common Stock which will constitute a change in control of the Company (the “Transaction”).

Additionally, in connection with the terms of the Transaction, effective on the Closing Date, upon the resignation of Mr. Robert Wilson as President, Secretary and Treasurer, Martin Shkreli was appointed to serve as Chief Executive Officer of the Company.  Additionally, on the Closing Date, Mr. Wilson appointed individuals to serve as the Directors of the Company effective upon Mr. Wilson’s resignation as Director, such resignation as the Sole Director to be effective on or about December 17, 2012.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

As of the record date, the Company has 106,681 shares of Common Stock, 501 shares of Series A Preferred Stock and no other shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.  The holders of the Preferred Shares have the right to vote their shares as a separate group.  The affirmative vote of the holders the Series A Preferred Shares is required before the passage of any matter submitted for approval to the Company’s Shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRIOR TO THE EFFECTIVE DATE

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of December 7, 2012 by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class (3)
Officers and Directors
Robert Wilson (2)	0	0%

All officers and directors as a group (1 person named above)	0	0%
5% Security Holders
Rosetta Granite, Inc. (4) (5)	54,445	51%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Robert Wilson served as the Company’s sole officer and director prior to the Effective Date.

(3)	Based upon 106,681 shares of common stock issued before the change of control.

(4)	Rosetta Granite, Inc. is owned by John Heskett.

(5)	John Heskett also owns the 501 shares of Preferred Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AFTER THE EFFECTIVE DATE

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock after the Effective Date by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of the named executive officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 777 Third Avenue, 22nd Floor, New York, New York 10017.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Officers and Directors
Martin Shkreli(3) c/o Retrophin, Inc. 777 Third Avenue 22nd FloorNew York, NY 10017	2,577,755	30.62%
Stephen Aselage (4) c/o Retrophin, Inc. 777 Third Avenue 22nd FloorNew York, NY 10017	261,200	3.10%
Steven Richardson (5) c/o Retrophin, Inc. 777 Third Avenue 22nd FloorNew York, NY 10017	98,055	1.16%
Gary A. Lyons (6) c/o Retrophin, Inc. 777 Third Avenue 22nd FloorNew York, NY 10017	0	0%
Robert Wilson	0	*
All officers and directors as a group (5 persons named above)	2,937,010	34.88%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 106,681 shares of Common Stock issued and outstanding at the Effective Time.

(3)	As of the Effective Date, Mr. Shkreli serves as the Chief Executive Officer and a director of the Company.

(4)	As of the Effective Date, Mr. Aselage serves as a director of the Company.
(5)	As of the Effective Date, Mr. Richardson serves as a director of the Company.
(6)	As of the Effective Date, Mr. Lyons serves as a director of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation, with the exception of a suit brought against the Company for default under the terms and conditions of the Convertible Note in the amount of $25,000.00 by the holder.  We anticipate a settlement of the litigation which will result in the issuance of common stock under the pre-existing terms of the Convertible Note.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECTIVE OFFICERS AND DIRECTORS PRIOR TO THE EFFECTIVE DATE

Prior to the Effective Date, our sole officer and director was Mr. Robert Wilson, who was elected to serve until his successor is duly elected and qualified.

Robert Wilson has served as President and Director of the Company since February 8, 2008. Prior to 2008, Mr. Wilson worked in management at various casinos around the Atlantic City area including the Showboat Casino and the Bargota Casino.  Mr. Wilson has not served as an officer or director of any other company during the last five years.

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE EFFECTIVE DATE

As of the Effective Date, Mr. Wilson will continue as a director and Messrs. Shkreli, Aselage, Richardson and Lyons shall become directors of the Company.

MARTIN SHKRELI, 29 was the founder of Retrophin, LLC (the predecessor of Retrophin, Inc.) and has been the President of Retrophin, Inc. since its formation. Mr. Shkreli is also the founder and managing partner of MSMB Capital Management, a New York hedge fund firm founded in 2006 that manages a variety of partnerships. Prior to MSMB, Mr. Shkreli was employed at Intrepid Capital Management from 2004 to 2006 and previously at Cramer Berkowitz & Co, both of which are hedge fund firms based in New York. Mr. Shkreli is an experienced biotechnology and pharmaceutical industry investor, particularly in businesses with orphan drugs. Mr. Shkreli received his BBA from Baruch College.  Mr. Shkreli was selected as a director because of his business and professional experience, including but not limited to his leadership of Retrophin in the early stages, private and public financings and a successful track record of identifying drug assets.

STEPHEN ASELAGE, 61 is the Chairman of the Board and has been since October 16, 2012. Prior to joining Retrophin, Mr. Aselage served as the Executive Vice President and Chief Business Officer at BioMarin, a biotechnology company, from December 2009 through September 2012. And from June 2005 to December 2009, Mr. Aselage served as BioMarin’s Senior Vice President of Global Commercial Development.  From February 2004 to June 2005, Mr. Aselage served as Executive Vice President of Global Commercial Operations at Cell Therapeutics, a biotechnology company focused on cancer therapeutics.  From September 2003 to January 2004, Mr. Aselage served as Senior Vice President of North American Sales and Marketing for Genzyme Corporation, a biotechnology company, following Genzyme’s acquisition of Sangstat Medical Corporation where he had worked since February 1999. While at Sangstat, Mr. Aselage restructured the company’s sales, marketing and medical affairs groups.  From 1996 through 1999, Mr. Aselage served as Director of Sales and Marketing at Advanced Tissue Sciences, a biotechnology company. Earlier in his career, Mr. Aselage held a variety of sales and sales management positions at biotechnology and pharmaceutical companies including Rhône-Poulenc Rorer Pharmaceuticals (now Sanofi-Aventis), Genentech, Inc., and Bristol Laboratories, a biopharmaceutical company. Mr. Aselage holds a B.S. in biology from the University of Notre Dame.  Mr. Aselage was selected as a director because of his business and professional experience, including but not limited to his leadership of BioMarin in drug commercialization, private and public financings and a successful turnaround of multiple businesses.

STEVE RICHARDSON, 58 was elected Manager of Retrophin, LLC (the predecessor of Retrophin, Inc.) in June 2011.  Mr. Richardson is a Senior Advisor to The Boston Consulting Group, a global management consulting firm, a position he has held since early 2009.  Previously Mr. Richardson spent over 30 years with American Express, most recently as Senior Vice President of Human Resources and Chief Talent Officer, where he served as a key advisor for major business transformation and enterprise-wide organizational change and restructuring.  Mr. Richardson served as a Board member of United Way Worldwide from 2008 to 2010 and is currently a Senior Advisor to the Hidden Brain Drain Task Force, a task force focused on identifying, developing and promoting a second generation of corporate policies and practices that support the ambition, work and life needs of highly qualified talent across the divides of gender, generation and culture.  Mr. Richardson was selected as a director due to his extensive experience in overseeing and advising growing companies and substantial experience in business transformation, global general management and recruiting talented management.

GARY A. LYONS, 61 is presently the founder and CEO of GLBiomed, a biotechnology advisory firm, and has been a Director of Neurocrine Biosciences, a biotechnology company, since joining the company in February 1993 as founding President and Chief Executive Officer, a position he held until January 2008.  Previously, Mr. Lyons held a number of senior management positions at Genentech, Inc., a biotechnology company, including Vice President of Business Development and Vice President of Sales.  Mr. Lyons currently serves on the Board of Directors of Vical, and Rigel

Pharmaceuticals and is Executive Chairman of NeurogesX.  He also serves as a Board member for KaloBios, a private biotechnology company and serves as a strategic consultant for  Avanir Pharmaceuticals and is an investment advisor for Eleven Biotech Acceleration, an Austrian venture investment company.  Mr. Lyons was previously a Director of Intrabiotics Inc., Genomyx,  PDL  BioPharma, Inc and Facet Biotech Corporation, which was sold to Abbott in 2010.  Mr. Lyons holds a B.S. in marine biology from the University of New Hampshire and an M.B.A. from Northwestern University’s  J.L. Kellogg Graduate School of Management.  Mr. Lyons was selected as a director because of his experience working with bio-technology companies, including but not limited to his expertise in sales as well as his experience being a director for other companies.

TRANSACTIONS WITH RELATED PERSONS

There are certain conflicts of interest between the Company and our officers and directors.  Mr. Wilson has other business interests to which he currently devotes attention, and may be expected to do so although management time should our business.  As a result, conflicts of interest may arise that can be resolved only through exercise of judgment in a manner which is consistent with their fiduciary duties to the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended February 29, 2010, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, our new directors, Martin Shkreli, Stephen Aselage, Steve Richardson and Gary A. Lyons are considered independent and our existing director, Robert Wilson, is also considered independent.

Board Meetings and Annual Meeting

During fiscal year ended February 2012, our Board of Directors did not meet. We did not hold an annual meeting in 2012.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee, or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table — Calendar Year Ended February 2012

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. None of the Company’s officers and directors received any compensation during the fiscal year ended February 2012 and through the date of the filing of this Information Statement.

		Salary	Total
Name and Principal Position	Year	($)	($)
Robert Wilson, President, Secretary, Treasurer and Director	2012	0	0
All Officers and Directors as a Group	2012	0	0

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers or directors received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended February 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, Desert Gateway, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 12, 2012
DESERT GATEWAY, INC.

By: /S/ Robert Wilson
Robert Wilson, President